Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	Counselors at Law

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

Sofia Rosala

Associate

215.963.5701

January 8, 2010

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on Post-Effective Amendment for SEI Tax Exempt Trust (File Nos. 002-76990 and 811-03447)

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Tax Exempt Trust (the “Trust,” and each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 64 and 66 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on October 30, 2009.  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectuses and/or SAI.

PROSPECTUSES:

1.                                       Comment: Please remove the names of the investment adviser and investment sub-advisers from the cover page of the Prospectuses.

Response: We have complied with your request.

2.                                       Comment: Please remove the paragraph above the Table of Contents in the Prospectuses.

Response: We have complied with your request.

3.                                       Comment: Please remove all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that discuss the Acquired Fund Fees and Expenses (AFFE).

Response: With the exception of the footnote discussed in the response to Comment #14 (see below), we have removed all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that describe the AFFE.

4.                                       Comment: Please remove all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that discuss the voluntary fee waivers.  You may include the information about the voluntary fee waivers under Item 10 of Form N-1A.

Response: We have complied with your request, and have moved this information to the section entitled, “Investment Adviser and Sub-Advisers.”

5.                                       Comment: Please disclose the minimum investment rating for the securities in which the following Funds may invest: Intermediate Term Municipal, Short Duration Municipal, California Municipal Bond, Massachusetts Municipal Bond, New Jersey Municipal Bond, New York Municipal Bond, Pennsylvania Municipal Bond, and Tax-Advantaged Income.

Response: We have included disclosure in the Prospectuses which states that the Funds, except the Short Duration Municipal Fund, may invest in lower-rated or non-investment grade securities.  We have not revised the disclosure for the Short Duration Municipal Fund because it is not part of the Fund’s principal investment strategy to investment in securities rated below investments grade.

6.                                       Comment:  Please delete the phrase “strive to” in all of the Principal Investment Strategies that include the following sentence: “The sub-advisers and, to the extent applicable, SIMC will strive to maintain an average dollar-weighted portfolio maturity of … for the Fund’s entire portfolio.”

Response:  We have not modified the Funds’ disclosure because the phrase “strive to” is descriptive of the Funds’ approach in maintaining their average dollar-weighted portfolio maturities within a particular range.

7.                                       Comment:  Please include the following sentence at the end of the paragraph before the Performance Information table for all of the Funds in the Prospectuses: “The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

Response:  We have complied with your request.

8.                                       Comment:  Please remove the sentence above the Average Annual Total Returns tables for all of the Funds in the Prospectuses.

Response:  We have moved the period description to a parenthetical in the tables, but have not removed the description of the Funds’ benchmarks because it provides an introduction to the tables for the benefit of the investors.

9.                                       Comment:  Please remove the footnote which includes the Fund’s inception date from the Average Total Returns tables for all of the Funds in the Prospectuses, and include the inception date under the “Since Inception” column in the tables.

Response:  We have not changed the disclosure because we believe that it would be confusing to move the Funds’ inception dates to the relevant tables, especially for Funds that explain that the dates from which returns are shown for certain Funds are different than the inception dates for those Funds.

10.                                 Comment:  Please remove the following footnote and include it adjacent, and not as a footnote to the Average Annual Total Returns tables for all of the Funds in the Prospectuses: “After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Your actual after-tax returns will depend on your tax situation and may differ from those shown.  After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.”

Response:  We have complied with your request.

11.                                 Comment:  Please only include one brief sentence about the index in a footnote to the Average Annual Total Returns tables for all of the Funds in the Prospectuses.

Response:  We have moved any descriptive information about the indexes to a paragraph above the Average Annual Total Returns tables.  We have included this information in the same paragraph as the descriptions of the benchmarks noted in Comment #8.

12.                                 Comment:  Please remove any footnotes that are not required by Form N-1A from the Average Annual Total Returns tables for all of the Funds in the Prospectuses.

Response:  We have not removed the “Since Inception” footnotes for the reason discussed in response to Comment #9.  We also did not remove a footnote from the Prospectuses that include the Intermediate-Term Municipal Fund because the footnote includes important information about the date from which index returns are shown.

13.                                 Comment:  Please only include information required by Item 5 of Form N-1A for the Funds’ investment adviser and sub-advisers.

Response:  We have complied with your request, and have only included the sub-advisers’ names, the names of the portfolio managers, their length of service and their titles.

14.                                 Comment:  Please explain the reason why the Tax-Advantaged Income Fund includes the following footnote in the Fees and Expenses table:  “The operating expenses in this fee table do not correlate to the expense ratio in the Fund’s financial statements (or the “Financial Highlights” section in the prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the acquired funds.”

Response:  As set forth in Item 3, Instruction 3(f)(7), this is permissible disclosure for any fund that may invest in other funds and which may have indirect costs of investing in the acquired funds.  The following Funds include this footnote: California Municipal Bond, New Jersey Municipal Bond, Pennsylvania Municipal Bond, and Tax-Advantaged Income Funds.

15.                                 Comment:  Please separately state the Tax Information in the summary section for each Fund in the Prospectuses.

Response:  We have complied with your request.

16.                                 Comment:  Please include more information about the Funds’ sub-advisers and portfolio managers, as required by Item 10 of Form N-1A, in the section entitled, “Investment Adviser and Sub-Advisers” in the Prospectuses.

Response:  We have complied with your request, and have included: the name and address of each sub-adviser; and the sub-adviser’s experience and the advisory services that each sub-adviser provides to the Funds.

17.                                 Comment:  In the Prospectus for the Class A shares of the Institutional Tax Free Fund, please include a line above the “Total” in the Fees and Expenses table.

Response:  We have complied with your request.

18.                                 Comment:  Please explain the reason why the following disclosure for the Institutional Tax Free and Tax Free Funds is included in the SAI, but is not included in the Principal Investment Strategies or Principal Risks in the Prospectuses: “In seeking to obtain its investment objective, the Fund may invest all or any part of its assets in municipal securities that are industrial development bonds.”

Response:  We have revised the disclosure in the Prospectuses for these Funds to include that the Funds may investment in industrial development bonds as part of their principal investment strategies.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala